December 30, 2013

Securities and Exchange Commission

450 Fifth Street N. W.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm to the Dana Large Cap Core Fund (“Fund”), and reported on the financial statements of the Fund for 2010, 2011 and 2012. On July 23, 2013, we were dismissed. We have read the Dana Large Cap Core statements included under Sub-Item 77K of its Form N-SAR, and we agree with such statements.

Sincerely,